November 26, 2012
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Martin F. James, Senior Assistant Chief Accountant
Re:	Vishay Intertechnology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 23, 2012 File No. 1-07416

Dear Mr. James:
This letter sets forth the response of Vishay Intertechnology, Inc. ("Vishay" or the "Company") to the comment letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), dated November 20, 2012, regarding the Company's Form 10-K for the fiscal year ended December 31, 2011 (the "Form 10-K").  For your convenience, we have incorporated the Staff's comment into this response letter below, and the Company's response thereto is set forth after the comment.
Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 18. Fair Value Measurements, page F-64

1.
We note that as of December 31, 2011, you held approximately $249 million of short-term investments. In regards to these investments, please explain to us how you considered the disclosure requirements of FASB ASC 820-10-50 and 320-10-50.

Response:  The Company evaluated the nature of the short-term investments and determined that its disclosures were appropriate.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

At December 31, 2011, the investments were comprised of time deposits with financial institutions whose original maturity exceeded three months, and accordingly, could not be classified as cash or cash equivalents as defined in the glossary of the FASB Codification.

Accordingly, the Company believes that these investments do not qualify as securities within the scope of ASC 320 and are thus measured at amortized cost.  Investments recorded at amortized cost are not subject to the measurement and recurring disclosure requirements of ASC 820.  Appropriate disclosure, as required by ASC 825, is included in the last paragraph of Note 18.

The Company respectfully would like to highlight for the Staff that the nature of the investments is disclosed in Note 1 to the consolidated financial statements (under the heading "Cash, Cash Equivalents, and Short-Term Investments," page F-12), as well as in Management's Discussion and Analysis – Financial Condition, Liquidity, and Capital Resources (pages 60-61).  The Company will further clarify disclosures of the nature of the short-term investments in future filings.

To the extent the Company in the future invests in securities that are subject to ASC 320, the Company will provide the disclosures required by ASC 820 in future filings.  Furthermore, if any of the investments carried at amortizable cost is deemed to be impaired and written down to its fair value, the Company understands that the measurement requirements of ASC 820 and the disclosure requirements for non-recurring measures would apply.

* * * * * *

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (610) 644-1300 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Sincerely,

/s/ Lori Lipcaman
Lori Lipcaman
Executive Vice President
Chief Financial Officer
Vishay Intertechnology, Inc.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS